EXHIBIT 21.1

AVX CORPORATION

SUBSIDIARIES OF THE REGISTRANT

As of March 31, 2002, active significant subsidiaries, all 100% owned directly or indirectly, consist of the following:

1.	AVX Corporation (Delaware)
2.	AVX Tantalum Corporation (Delaware)
3.	AVX Filters Corporation (Deleware)
4.	Elco USA, Inc. (Delaware)
5.	Avio Excelente, S.A. DE C.V. (Mexico)
6.	Avio Exito de Chihuahua, S.A. DE C.V. (Mexico)
7.	TPC Components DO Brazili Ltda. (Brazil)
8.	AVX Components DA Amazonia Ltda. (Brazil)
9.	AVX Israel Limited (Israel)
10.	AVX Limited (United Kingdom)
11.	AVX Czech Republic sro (Czech Republic)
12.	TPC - SAS (France)
13.	AVX GmbH (Germany)
14.	Elco Europe GmbH (Germany)
15.	AVX/Kyocera Asia Limited (Hong Kong)
16.	AVX/Kyocera Hong Kong Limited (Hong Kong)
17.	AVX/Kyocera (Singapore) Pte Ltd. (Singapore)
18.	AVX Industries. Pte. Ltd. (Singapore)
19.	TPC (Malaysia) Sdn. Bhd. (Malaysia)
20.	TPC Ferrite Taiwan Ltd. (Taiwan)
21.	AVX Electronics (Tianjin) Co. Ltd. (China)